Thomas J. McCusker Executive Vice President for Business Conduct and General Counsel 5711 S 86TH Circle • Omaha, NE 68127-0347 Phone: (402) 593-4543 Fax: (402) 537-7833 tom.mccusker@infogroup.com
May 27, 2010
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Attn:	Larry Spirgel

	Re:	infoGroup, Inc. Revised Preliminary Proxy Statement on Schedule 14A Filed May 18, 2010 File No. 001-34928
Ladies and Gentlemen:
            We are writing in response to the comments contained in the Staff’s letter, dated May 24, 2010, (the “Comment Letter”), with respect to the Revised Preliminary Proxy Statement on Schedule 14A of infoGroup Inc. (the “Company”), as filed with the SEC on May 18, 2010 (the “Proxy Statement”). We have filed with the SEC via EDGAR a revised Preliminary Proxy Statement on Schedule 14A.
            For your convenience, we have repeated your comments below in bold italic type before each of our responses.
Background of the Merger, page 17
1.	We note your response to comment six from our letter dated May 13, 2010. Please clarify your disclosure and provide additional context by discussing which principal business group or operating segment the company’s Small Business Group and interactive marketing solutions business unit are associated with. In addition, disclose the sales of each as a percentage of total net sales of the company. We note your disclosure that the company’s interactive marketing solutions business unit was expected to be the primary growth engine of the company’s digital data solutions.

In response to the Staff’s comment, we have revised our disclosure on page 32 of the Proxy Statement to disclose that the Company’s Small Business Group is part of the Company’s Data Group, that the software solutions division of InfoGroup Interactive is part of the Company’s Services Group and the percentages of the Company’s revenue that each of these business units contributed in 2009.

U.S. Securities and Exchange Commission
May 27, 2010

Reasons for the Merger; Recommendation of the M&A Committee and Our Board of Directors, page 35
2.	We note your response to comment nine from our letter dated May 13, 2010. Please disclose that the M&A Committee considered full first quarter results as well as the implication of those results on the 2010 full year results. Disclose the implications, including whether March 2010 results and the full first quarter results continued to reflect the trends noted regarding January and February 2010 financial performance.

In response to the Staff’s comments, we have revised our disclosure on page 36 of the Proxy Statement to clarify that the Company did not adjust its internal budget as a result of the Company’s January and February 2010 financial performance.

3.	We note your response to comment 10 from our letter dated May 13, 2010. Please revise your disclosure to specifically discuss why, based on updates from Evercore, the M&A Committee believed the financial and credit markets were becoming more supportive of merger and acquisition activity.

In response to the Staff’s comments, we have revised our disclosure on page 29 of the Proxy Statement to disclose the material elements of Evercore’s updates that formed the basis for the M&A Committee’s belief that the financial and credit markets were becoming more supportive of merger and acquisition activity.
Opinion of Evercore, page 39
4.	We note your response to comment 11 from our letter dated May 13, 2010. Please confirm that you have disclosed the material projections provided to the third party bidders. Furthermore, please explain why the quarterly projections would not be material to shareholders when monthly projections appeared to be material to CCMP and resulted in CCMP lowering its proposed price per share.

In response to the Staff’s comments, the Company hereby confirms that all material projections provided to third party bidders have been disclosed in the Proxy Statement. In this context, we supplementally advise the Staff that the basis upon which the Board of Directors analyzed and evaluated the CCMP offer was in comparison to implied values calculated by applying a number of customary valuation methodologies to the Company’s projected financial performance on an annual basis over a five-year period. Additionally, CCMP has advised us that their primary concern over the Company’s actual financial results for January and February 2010 was the potential impact of these results on the Company’s projected financial performance for the entire 2010 fiscal year.

5.	With respect to Evercore’s selection of the two-year period ending March 5, 2010 for its historical trading analysis, please elaborate upon the “different industry environment within which the Company operated” in the past two years.

U.S. Securities and Exchange Commission
May 27, 2010

In response to the Staff’s comment, we have revised our disclosure on page 43 of the Proxy Statement to elaborate on the different industry environment within which the Company operated.

6.	We note your response to our prior comment 12 in our letter dated May 13, 2010; yet, it is still unclear as to how Evercore selected specific multiples. For example, we note the range of selected multiples derived from the selected publicly-traded companies is below the mean and median for both the Marketing Services and Business Information companies listed in the table on page 44. In addition, we note the range of selected multiples derived from the selected precedent M&A transactions appears to be on the low end of the multiples disclosed in the table on page 46. Please revise your disclosure to explain in more specific detail why Evercore chose the particular range of selected multiples for the company.

In response to the Staff’s comment, we have revised our disclosure on page 45, page 46 and page 47 of the Proxy Statement to provide more specific detail regarding the reasons that Evercore chose the particular range of selected multiples for the Company.
* * *
The Company hereby acknowledges the following:
•	we are responsible for the adequacy and accuracy of the disclosure in our filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

U.S. Securities and Exchange Commission
May 27, 2010

We appreciate the assistance the Staff has provided with its comments. Please direct your questions or comments regarding the Company’s response to the undersigned at (402) 593-4543. Thank you for your assistance.

Sincerely,
/s/ Thomas J. McCusker
Thomas J. McCusker
Executive Vice President for Business Conduct, General Counsel and Secretary

cc:	Bill L. Fairfield, infoGroup Inc.
Tom Oberdorf, infoGroup Inc.
Winston King, Esq., infoGroup Inc.
Larry Sonsini, Wilson Sonsini Goodrich & Rosati, Professional Corporation
Robert D. Sanchez, Wilson Sonsini Goodrich & Rosati, Professional Corporation